Filed Pursuant to Rule 424(b)(3)

Registration No. 333-230465

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

SUPPLEMENT NO. 3 DATED DECEMBER 15, 2020 TO THE

PROSPECTUS DATED OCTOBER 1, 2020

This Prospectus Supplement No. 3 (this “Supplement”) is part of and should be read in conjunction with the prospectus of InPoint Commercial Real Estate Income, Inc. dated October 1, 2020 (the “Prospectus”), Supplement No. 1 dated October 15, 2020 and Supplement No. 2 dated November 16, 2020. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price as of January 4, 2021, the first business day of the month, for each class of our common stock being offered; and
•	to disclose the calculation of our NAV per share as of November 30, 2020.

Transaction Prices

The transaction price for each share class of our common stock for subscriptions to be accepted as of January 4, 2021, the first business day of the month, and for distribution reinvestments is as follows:

Transaction Price (per share)
Class A	$21.4965
Class T	$21.4954
Class S	$21.4542
Class D	$21.4914
Class I	$21.4971

As of November 30, 2020, we had not sold any Class S shares. The January 4, 2021 transaction price for our Class S shares is based on our aggregate NAV for all share classes as of November 30, 2020. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since November 30, 2020 that would have a material impact on our NAV per share.

November 30, 2020 per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inland-investments.com/inpoint. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus, as supplemented, for how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. The valuation of our commercial real estate loan portfolio is reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for November 30, 2020.

Our total NAV presented in the following table includes the NAV of our Class A, Class T, Class S, Class D, and Class I common stock being sold in this offering, as well as our Class P common stock, which is not being sold in this offering.  As of November 30, 2020, we had not sold any Class S shares. The following table provides a breakdown of the major components of our total NAV as of November 30, 2020 ($ and shares in thousands, except per share data):

Components of NAV	November 30, 2020
Commercial mortgage loans	$459,738
Real estate owned, net	21,600
Cash and cash equivalents and restricted cash	70,169
Other assets	6,308
Repurchase agreements - commercial mortgage loans	(301,344)
Due to related parties	(2,034)
Distributions payable	(867)
Interest payable	(229)
Accrued stockholder servicing fees (1)	(43)
Other liabilities	(3,678)
Net asset value	$249,620
Number of outstanding shares	11,635
Aggregate NAV per share	$21.4542

(1)

Stockholder servicing fees only apply to Class T, Class S, and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, and Class D shares. As of November 30, 2020, we have accrued under GAAP $723 of stockholder servicing fees payable to the Dealer Manager related to the Class T and Class D shares sold. As of November 30, 2020, we have not sold any Class S shares and, therefore, we have not accrued any stockholder servicing fees payable to the Dealer Manager related to Class S shares. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of November 30, 2020 ($ and shares in thousands, except per share data):

NAV Per Share	Class P	Class A	Class T	Class S	Class D	Class I	Total
Net asset value	$217,731	$14,082	$8,553	$—	$1,081	$8,168	$249,620
Number of outstanding shares	10,152	655	398	—	50	380	11,635
NAV per share as of November 30, 2020	$21.4475	$21.4965	$21.4954	$—	$21.4914	$21.4971	$21.4542